Form 40-F
period 2003-12-31
CASCADES INC
filed 2004-05-07
CIK 1225525

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003                                    Commission File Number 333-105024

CASCADES INC.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Quebec, Canada
(Province or other jurisdiction of incorporation or organization)

2600
(Primary Standard Industrial Classification Code Number)

98-0140192
(I.R.S. Employer Identification Number)

404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(819) 363-5100
(Address and telephone number of Registrant's principal executive offices)

Cascades Tissue Group—North Carolina Inc.
805 Midway Road
Rockingham, NC 28380
(910) 895-4033
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 1/4% Senior Notes due 2013

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

81,731,387 shares of common stock outstanding as of December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐ 82-	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Undertaking

        Cascades Inc. (the "Registrant" or "Cascades" or the "Company") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

        The Registrant has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Annual Audited Consolidated Financial Statements

        For Annual Audited Consolidated Financial Statements, including the Auditors' Report with respect thereto, see pages 31 to 69 and part of page 30, respectively of Cascades' 2003 Annual Report attached hereto as Exhibit 99.2.

Management's Discussion and Analysis

        For management's discussion and analysis of financial position and results of operations, see pages 15 to 29 of Cascades' 2003 Annual Report attached hereto as Exhibit 99.3.

Evaluation of Disclosure Controls and Procedures

        The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2003), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on this evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. It should be noted that while the Registrant's Chief Executive Officer and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls

        There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Code of Ethics

        The Registrant has adopted a Code of Ethics that provides guidelines for ethical behaviour. The Code of Ethics applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer or corporate controller. The Registrant will provide to each person, upon request, a copy of its Code of Ethics. Requests must be made in writing and sent to the Corporate Secretary of Cascades Inc., at 404 Marie Victorin Street, Kingsey Falls, Province of Québec, Canada J0A 1B0.

Audit Committee

        The Registrant has a separately designated standing audit committee established in accordance with section 3(a) (58) (A) of the Exchange Act. The Audit Committee is composed entirely of directors who are "independent", as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are two "audit committee financial experts". In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant's financial statements. In determining who the "audit committee financial experts" are, the Board of Directors and the Audit Committee have considered the attributes described by the SEC. The "audit committee financial experts" are André Desaulniers and Robert Chevrier. The other member of the Audit Committee is Laurent Verreault.

Principal Accountant Fees and Services

External Auditor Service in Canadian dollars:

	Year ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$1,114,200	$1,163,200
Audit Related Fees	$1,050,074	$293,285
Tax Fees	$146,456	$57,075
All Other Fees	N/A	N/A
Total	$2,310,730	$1,513,560

        The nature of each category of fees is described below:

        Audit Fees: Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

        Audit Related Fees: Includes services provided by the independent auditor in connection with the Company's issuance of Senior Notes.

        Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance.

        All other Fees: Non applicable

Audit And Non-Audit Services Pre-Approval Policy

        Beginning in Fiscal 2004, the Company implemented a pre-approval policy which provides that the Audit Committee regularly review and determine whether specific projects or expenditures with the Company's independent auditors, PricewaterhouseCoopers LLP and their affiliates, potentially affect their independence. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. Pre-approval is generally provided by the Audit Committee for up to one year, is detailed as to the particular service or category of services to be rendered, and is generally subject to a specific budget. The Audit Committee may also pre-approve additional services or specific engagements on a case-by-case basis. Management is required to provide quarterly updates to the Audit Committee regarding the extent of any services provided in accordance with this pre-approval, as well as the cumulative fees for all non-audit services incurred to date.

Off-Balance Sheet Arrangements

        For a discussion of off-balance sheet arrangements, please see the section entitled "Off-Balance Sheet Arrangements" on page 23 of Cascades' Management's Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in Cascades' Annual Information Form ("AIF")) and attached hereto as Exhibit 99.3.

Tabular Disclosure of Contractual Obligations

        For a tabular disclosure and discussion of contractual obligations, please see the section entitled "Contractual Obligations and other commitments" on page 23 of Cascades' Management Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in the AIF) and attached hereto as Exhibit 99.3.

Forward-Looking Statements

        Certain statements in this annual report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions. Reference is made to the section entitled "Business Risks" on page 18 of the AIF and to the section entitled "Quantitative and Qualitative Disclosures Regarding Market Risk" on pages 26 and 27 in Cascades' Management's Discussion and Analysis of Financial Position and Operating Results" (which is incorporated by reference in the AIF) and attached hereto as Exhibit 99.3.

        Consequently, all of the forward-looking statements make herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Company will be realized. The Company undertakes no obligation to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CASCADES INC.
By: /s/ ANDRÉ BELZILE Name: André Belzile Title: Vice President and Chief Financial Officer Date: May 7, 2004

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Information Form for the year ended December 31, 2003
99.2	Audited Consolidated Financial Statements for the year ended December 2003 together with the Auditors' Report thereon
99.3	Management's Discussion and Analysis for the year ended December 31, 2003
99.4	Independent Auditors' Consent
99.5	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences
99.6	CEO 302 Certification
99.7	CFO 302 Certification
99.8	CEO and CFO 906 Certification

QuickLinks

SIGNATURES
EXHIBIT INDEX