Form 40-F
period 2004-12-31
CASCADES INC
filed 2005-03-24
CIK 1225525

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Cascades USA Inc.
148 Hudson River Road
Waterford, NY 12188
(518) 238-1900
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

        81,361,580 shares of common stock outstanding as of December 31, 2004

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

        The Company has concurrently filed a Form F-X/A, changing the name and address of the Company's agent for service, in connection with the class of securities in relation to which the obligation to file this report arises.

Annual Audited Consolidated Financial Statements

        For Annual Audited Consolidated Financial Statements, including the Auditors' Report with respect thereto, see pages 39 to 85 and part of page 39, respectively of Cascades' 2004 Annual Report attached hereto as Exhibit 13.2. See Note 24 of the Notes to the Audited Consolidated Financial Statements on pages 76 through 84 of Cascades' 2004 Annual Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.

Management's Discussion and Analysis

        For management's discussion and analysis of financial position and results of operations, see pages 16 to 38 of Cascades' 2004 Annual Report attached hereto as Exhibit 13.3.

Evaluation of Disclosure Controls and Procedures

        The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2004), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on this evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. It should be noted that while the Registrant's Chief Executive Officer and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls

        There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Code of Ethics

        For a discussion of the Company's Code of Ethics, see pages 19 to 20 of Cascades' Annual Information Form ("AIF") for the year ended December 31, 2004 attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2004 that applied to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

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

Principal Accountant Fees and Services

        The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the Company for the 2004 and 2003 fiscal years are shown in the table below:

Fees in Canadian dollars	Year Ended December 31, 2004	Year ended December 31, 2003
Audit Fees	$1,525,000	$1,114,200
Audit-Related Fees	$288,267	$1,050,074
Tax Fees	$293,370	$146,456
All Other Fees	N/A	N/A
Total	$2,106,637	$2,310,730

        The nature of each category of fees is described below:

        Audit Fees:    Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

        Audit Related Fees:    Includes services provided by the independent auditor in connection with the Company's issuance of Senior Notes as well as consultations on accounting and regulatory matters.

        Tax Fees:    Includes services rendered by the independent auditor mainly for tax compliance.

        All other Fees:    Non applicable

Audit And Non-Audit Services Pre-Approval Policy

        The Company's Audit Committee (the "Committee") has adopted a Pre-approval Policy and Procedures for services provided by the Company's independent auditors, PricewaterhouseCoopers LLP which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services that involve annual fees of less than $35,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services that involve fees of more than $50,000 require pre-approval of all the members of the Committee.

Off-Balance Sheet Arrangements

        For a discussion of off-balance sheet arrangements, please see the section entitled "Off-Balance Sheet Arrangements" on page 27 of Cascades' Management's Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in Cascades' AIF) and attached hereto as Exhibit 13.3.

Tabular Disclosure of Contractual Obligations

        For a tabular disclosure and discussion of contractual obligations, please see the section entitled "Contractual Obligations and other commitments" on page 27 of Cascades' Management Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

Forward-Looking Statements

        Certain statements in this annual report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions. Reference is made to the section entitled "Business Risks" on page 20 of the AIF and to the section entitled "Quantitative and Qualitative Disclosures Regarding Market Risk" on pages 31 to 33 in Cascades' Management's Discussion and Analysis of Financial Position and Operating Results" (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

        Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Company will be realized. The Company undertakes no obligation to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized,

CASCADES INC.
By:	/s/ CHRISTIAN DUBÉ
Name:	Christian Dubé
Title:	Vice President and Chief Financial Officer
Date:	March 24, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference if applicable)	Note
1.1	Purchase Agreement, dated as of January 31, 2003, among Cascades Inc., certain of the Company's subsidiaries, Salomon Smith Barney Inc. and Scotia Capital (USA) Inc., as representatives of the Initial Purchasers named therein	(C)
1.2
	Amendment, dated February 4, 2003, to the Purchase Agreement, dated as of January 31, 2003, among Cascades Inc., certain of the Company's subsidiaries, Salomon Smith Barney Inc. and Scotia Capital (USA) Inc., as representatives of the Initial Purchasers named therein	(C)
1.3	Purchase Agreement, dated as of June 30, 2003, among Cascades Inc., certain of the Company's subsidiaries, and Citigroup Global Markets Inc., as representative of the Initial Purchasers named therein	(C)
1.4
	Purchase Agreement, dated as of November 23, 2004, among Cascades Inc., certain of the Company's subsidiaries, CIBC World Markets Corp. and Scotia Capital (USA) Inc., as representatives of the Initial Purchasers named therein	(C)
3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)
3.2	By-laws of Cascades Inc., as amended	(B)
4.1	Indenture, dated as of February 5, 2003, between Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)
4.2
	First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(B)
4.3
	Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)
4.4
	Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)
4.5
	Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)
4.6
	Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)
4.7
	Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)
10.1
	Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(B)

10.2
	First Amendment, dated March 31, 2003, to the Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(C)
10.3
	Second Amendment, dated December 17, 2003, to the Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(C)
10.4
	Third Amendment Agreement, dated January 23, 2004, to the Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(C)
10.5
	Fourth Amendment, dated March 26, 2004, to the Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(C)
10.6
	Fifth Amendment, dated December 27, 2004, to the Credit Agreement, dated as of February 5, 2003, among Cascades Inc., Cascades Boxboard Group Inc., Cascades SPG Holding Inc., Cascades Boxboard U.S. Inc., Cascades G.P.S. S.A., Cascades S.A., Cascades Arnsberg GhbH, The Bank of Nova Scotia, as administrative and collateral agent, and the financial institutions named therein, as lenders	(C)
13.1	Annual Information Form for the year ended December 31, 2004	(C)
13.2	Audited Consolidated Financial Statements for the year ended December 31, 2004 together with the Auditors' Report thereon	(C)
13.3	Management's Discussion and Analysis for the year ended December 31, 2004	(C)
23.1	Independent Auditors' Consent	(C)
31.1	CEO 302 Certification	(C)
31.2	CFO 302 Certification	(C)
32.2	CEO and CFO 906 Certification	(C)
99.1	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	(C)

(A)
Previously filed as an exhibit to Cascades Inc.'s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.

(B)
Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.'s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.

(C)
Filed herewith.

QuickLinks

SIGNATURES
EXHIBIT INDEX