Form 40-F
period 2005-12-31
CASCADES INC
filed 2006-03-27
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 333-105024

CASCADES INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

2600

(Primary Standard Industrial Classification Code Number)

98-0140192

(I.R.S. Employer Identification Number)

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(819) 363-5100

(Address and telephone number of Registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

80,818,540 shares of common stock outstanding as of December 31, 2005

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	82-	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Auditors’ Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Company”), see pages 44 to 97, respectively of Cascades’ 2005 Annual Report attached hereto as Exhibit 13.2. See Note 25 of the Notes to the Audited Consolidated Financial Statements on pages 87 through 97 of Cascades’ 2005 Annual Report, describing the important differences between Canadian and United States generally accepted accounting principles and reconciling net earnings, shareholders’ equity and balance sheet to United States generally accepted accounting principles.

Management’s Discussion and Analysis of Financial Position and Results of Operation

For management’s discussion and analysis of financial position and results of operations, see pages 1 to 43 of Cascades’ 2005 Annual Report attached hereto as Exhibit 13.3.

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2005), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”). It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Code of Ethics

For a discussion of the Company’s Code of Ethics, see page 13 of Cascades’ Annual Information Form for the year ended December 31, 2005 (“AIF”) attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2005 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Company’s website at www.cascades.com.

Audit Committee

The Registrant has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed entirely of directors who are “independent”, as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are three “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. In determining whether Audit Committee members are “audit committee financial experts”, the Board of Directors and the Audit Committee have considered the attributes described by the SEC. The “audit committee financial experts” are André Desaulniers, Robert Chevrier and James B.C. Doak. The other member of the Audit Committee is Laurent Verreault.

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the Company for the 2005 and 2004 fiscal years are shown in the table below:

Fees in Canadian dollars	Year Ended December 31, 2005	Year ended December 31, 2004
Audit Fees	$1,617,005	$1,525,000
Audit-Related Fees	$411,407	$288,267
Tax Fees	$130,152	$293,370
All Other Fees	N/A	N/A
Total	$2,158,564	$2,106,637

The nature of each category of fees is described below :

Audit Fees: Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

Audit-Related Fees: Includes services provided by the independent auditor in connection with the Company’s issuance of Senior Notes as well as consultations on accounting and regulatory matters.

Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance.

All Other Fees: Includes products and services provided by the independent auditor not covered above. Not applicable.

Audit And Non-Audit Services Pre-Approval Policy

The Company’s Audit Committee has adopted a Pre-approval Policy and Procedures for services provided by the Company’s independent auditors, PricewaterhouseCoopers LLP which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services that involve annual fees of less than $35,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services that involve fees of more than $50,000 require pre-approval of all the members of the Audit Committee.

Off-Balance Sheet Arrangements

For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” on page 31 of Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in Cascades’ AIF) and attached hereto as Exhibit 13.3.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 31 of Cascades’ Management Discussion and Analysis of Financial Position and Operating Results (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Reference is made to the section entitled “Business Risks” on page 13 of the AIF and to the section entitled “Risk management” on pages 34 to 36 in Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Company will be realized. The Company undertakes no obligation to update or revise any forward-looking statements.

Website Information

Notwithstanding any reference to the Registrant’s website on the internet in the AIF or in the documents attached as Exhibits hereto, the information contained in the Registrant’s website or any other website on the internet referred to in the Registrant’s website is not a part of this Form 40-F and, therefore, is not filed with the SEC.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X/A. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referring the file number of the Registrant.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CASCADES INC.

By :	/s/ Christian Dubé
Name :	Christian Dubé
Title :	Vice President and Chief Financial Officer
Date :	March 24, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)

3.2	By-laws of Cascades Inc., as amended	(B)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

4.2

First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(B)

4.3

Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.4

Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.5

Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.6

Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.7

Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

10.1

Amended and Restated Credit Agreement, dated as of October 31, 2005, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, and the financial institutions named therein, as lenders

(D)

10.2	Asset Purchase Agreement, dated November 16, 2005, among Cascades Fine Papers Group Inc., Cascades Inc. and Coast Paper Limited (now known as PaperlinX Canada Limited)	(E)

13.1	Annual Information Form for the year ended December 31, 2005	(E)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2005 together with the Auditors’ Report thereon	(E)

13.3	Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2005	(E)

23.1	Independent Auditors’ Consent	(E)

31.1	CEO Section 302 Certification	(E)

31.2	CFO Section 302 Certification	(E)

32.1	CEO and CFO Section 906 Certification	(E)

99.1	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	(E)

(A)    Previously filed as an exhibit to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.

(B)     Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.

(C)     Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.

(D)    Previously filed as an exhibit to Cascades Inc.’s Current Report on Form 6-K, filed on February 21, 2006 and incorporated herein by reference.

(E)     Filed herewith.