Form 40-F
period 2006-12-31
CASCADES INC
filed 2007-03-28
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 333-105024

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
7¼% Senior Notes due 2013
6¾% Senior Notes due 2013

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

99,533,654 shares of common stock outstanding as of December 31, 2006

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

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Auditors’ Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Company”), see pages 36 to 75, respectively of Cascades’ 2006 Annual Report attached hereto as Exhibit 13.2.  See Note 24 of the Notes to the Audited Consolidated Financial Statements on pages 68 through 75 of Cascades’ 2006 Annual Report, describing the important differences between Canadian and United States generally accepted accounting principles and reconciling net earnings, shareholders’ equity and balance sheet to United States generally accepted accounting principles.

Management’s Discussion and Analysis of Financial Position and Results of Operation

For management’s discussion and analysis of financial position and results of operations, see pages 1 to 35 of Cascades’ 2006 Annual Report attached hereto as Exhibit 13.3.

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2006), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures.  Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”).  It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Code of Ethics

For a discussion of the Company’s Code of Ethics, see page 13 of Cascades’ Annual Information Form for the year ended December 31, 2006 (“AIF”) attached hereto as Exhibit 13.1.  There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2006 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics is available on the Company’s website at www.cascades.com.

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

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. for the Company for the 2006 and 2005 fiscal years are shown in the table below:

Fees in Canadian dollars	Year Ended December 31, 2006	Year ended December 31, 2005
Audit Fees	$1,527,933	$1,617,005
Audit-Related Fees	$295,392	$411,407
Tax Fees	$313,146	$130,152
All Other Fees	N/A	N/A
Total	$2,136,471	$2,158,564

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

All Other Fees: Not applicable.

Audit And Non-Audit Services Pre-Approval Policy

The Company’s Audit Committee has adopted a Pre-approval Policy and Procedures for services provided by the Company’s independent auditors, PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved.  Under the terms of the policy, services that involve annual fees of less than $35,000 are pre-approved.  The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000.  Services that involve fees of more than $50,000 require pre-approval of all the members of the Audit Committee.

Percentage of Services Approved by the Audit Committee

For the year ended December 31, 2006, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” on page 29 of Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results attached hereto as Exhibit 13.3.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 29 of Cascades’ Management Discussion and Analysis of Financial Position and Operating Results attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.  Reference is made to the section entitled “Business Risks” on page 13 of the AIF and to the section entitled “Risk management” on pages 32 and 33 in Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results attached hereto as Exhibit 13.3.

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
Date : March 28, 2007

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

4.3

Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.4

Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.5

Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.6

Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.7

Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York as Trustee

(C)

4.8

Seventh Supplemental Indenture, dated April 27, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.9

Eighth Supplemental Indenture, dated September 20, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.10

Ninth Supplemental Indenture, dated November 8, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.11

Tenth Supplemental Indenture, dated December 28, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(E)

4.12	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(B)

4.13

First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

(E)

4.14

Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

(E)

4.15

Third Supplemental Indenture, dated as of December 29, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(E)

10.1	Asset Purchase Agreement, dated November 16, 2005, among Cascades Fine Papers Group Inc., Cascades Inc. and Coast Paper Limited (now known as Spicers, a division of PaperlinX Canada Limited)	(D)

10.2

Credit Agreement, dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(E)

10.3	Share Purchase Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

10.4	Cost Sharing Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

13.1	Annual Information Form for the year ended December 31, 2006	(E)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2006 together with the Auditors’ Report thereon	(E)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2006	(E)

23.1	Independent Auditors’ Consent	(E)

31.1	CEO Section 302 Certification	(E)

31.2	CFO Section 302 Certification	(E)

32.2	CEO and CFO Section 906 Certification	(E)

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

(D)             Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 26, 2006 and incorporated herein by reference.

(E)               Filed herewith.