Form 40-F
period 2007-12-31
CASCADES INC
filed 2008-03-27
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 333-105024

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

99,144,351 shares of common stock outstanding as of December 31, 2007

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

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Auditors’ Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Company”), see pages 42 to 93, respectively of Cascades’ 2007 Annual Report attached hereto as Exhibit 13.2.

Management’s Discussion and Analysis of Financial Position and Results of Operation

For management’s discussion and analysis of financial position and results of operations, see pages 1 to 40 of Cascades’ 2007 Annual Report attached hereto as Exhibit 13.3.

Controls and Procedures

In preparing Note 24 – to the Registrant’s 2007 audited financial statements, and in performing the review of that note, the Registrant identified errors as disclosed in the said note to the Consolidated Financial Statements.

In performing its assessment of the effectiveness of the design and efficiency and operation of its disclosure controls and procedures, the Registrant determined that it had a significant deficiency in the performance of the steps required in preparing the US GAAP reconciliation note and disclosed same to the Audit Committee of the Board of Directors. However, while the impact of the errors affected comprehensive income, these errors had no effect on operating income, net earnings, net earnings per share, or on the cash flow statement.  Furthermore these errors had no impact on liquidity measures, and they present no cash flow effect. These identified errors were corrected in Note 24 to the Registrant’s Annual Audited Consolidated Financial Statements.

The Registrant is committed to improving its internal control over financial reporting. As such, the Registrant is implementing additional US GAAP training for key accounting personnel and plans to further solicit external assistance in the application of US GAAP to unusual, infrequent and complex transactions.

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2007), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”). It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

Changes in Internal Controls over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Subsequent to December 31, 2007, management has continued to review, revise and improve the effectiveness of the Registrant’s internal control over financial reporting. Management, with oversight from the Audit Committee, has addressed the significant deficiency described above.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers and employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Company’s Code of Ethics, see page 13 of Cascades’ Annual Information Form for the year ended December 31, 2007 (“AIF”) attached hereto as Exhibit 13.1.  There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2007 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics is available on the Company’s website at www.cascades.com.

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

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP. for the Company for the 2007 and 2006 fiscal years are shown in the table below:

Fees in Canadian dollars	Year ended December 31, 2007	Year ended December 31, 2006
Audit Fees	$1,990,418	$1,527,933
Audit-Related Fees	$793,364	$295,392
Tax Fees	$501,114	$313,146
All Other Fees	N/A	N/A
Total	$3,284,896	$2,136,471

The nature of each category of fees is described below:

Audit Fees: Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

Audit Related Fees: Includes services provided by the independent auditor in connection with consultations on accounting and regulatory matters.

Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance.

All Other Fees: Not applicable.

Audit and Non-Audit Services PreApproval Policy

The Company’s Audit Committee has adopted a Pre-approval Policy and Procedures for services provided by the Company’s independent auditors, PricewaterhouseCoopers LLP. which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved.  Under the terms of the policy, services that involve annual fees of less than $35,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000.  Services that involve fees of more than $50,000 require pre-approval of all the members of the Audit Committee.

Percentage of Services Approved by the Audit Committee

For the year ended December 31, 2007, the services described above requiring pre-approval were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” on page 33 of Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results attached hereto as Exhibit 13.3.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 33 of Cascades’ Management Discussion and Analysis of Financial Position and Operating attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.  Reference is made to the section entitled “Business Risks” on page 13 of the AIF and to the section entitled “Risk management” on page 37 in Cascades’ Management’s Discussion and Analysis of Financial Position and Operating Results” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

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

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff , and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X/A. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CASCADES INC.

By :	/s/ Christian Dubé
Name :	Christian Dubé
Title :	Vice President and Chief Financial Officer
Date :	March 27, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)

3.2	By-laws of Cascades Inc., as amended	(B)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

4.2

First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(B)

4.3

Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.4

Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.5

Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(C)

4.6

Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(C)

4.7

Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Trustee

(C)

4.8

Seventh Supplemental Indenture, dated April 27, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.9

Eighth Supplemental Indenture, dated September 20, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.10

Ninth Supplemental Indenture, dated November 8, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee

(E)

4.11

Tenth Supplemental Indenture, dated December 28, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(E)

4.12

Eleventh Supplemental Indenture, dated August 17, 2007, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(F)

4.13	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

4.14

First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

(E)

4.15

Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

(E)

4.16

Third Supplemental Indenture, dated as of December 29, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(E)

4.17

Fourth Supplemental Indenture, dated as of August 30, 2007, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee

(F)

10.1	Asset Purchase Agreement, dated November 16, 2005, among Cascades Fine Papers Group Inc., Cascades Inc. and Coast Paper Limited (now known as Spicers, a division of PaperlinX Canada Limited)	(D)

10.2

Credit Agreement, dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(E)

10.3

First Amendment dated as of June 27, 2007, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(F)

10.4	Share Purchase Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

10.5	Cost Sharing Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

13.1	Annual Information Form for the year ended December 31, 2007	(F)

13.2

Audited Consolidated Financial Statements for the year ended December 31, 2007 together with Management’s Report, the Auditors’ Report and the Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

(F)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2007	(F)

23.1	Independent Auditors’ Consent	(F)

31.1	CEO Section 302 Certification	(F)

31.2	CFO Section 302 Certification	(F)

32.1	CEO and CFO Section 906 Certification	(F)

(A)	Previously filed as an exhibit to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.

(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.

(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 26, 2006 and incorporated herein by reference.

(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2007 and incorporated herein by reference.

(F)	Filed herewith.