Form 40-F
period 2008-12-31
CASCADES INC
filed 2009-03-30
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 333-105024

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

This Form 40-F is being filed with the Securities and Exchange Commission pursuant to Cascades Inc.’s obligations to provide reports under each of the indentures governing Cascades’ 7¼% Senior Notes due 2013 and 6¾% Senior Notes due 2013.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

98,569,051  shares of common stock outstanding as of December 31, 2008

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

Yes	☐	No	☒

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Auditors’ Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Company”), see pages 61 to 100, respectively of Cascades’ 2008 Annual Report attached hereto as Exhibit 13.2.

Management’s Discussion and Analysis

For management’s discussion and analysis of financial position and results of operation, see pages 26 to 60 of Cascades’ 2008 Annual Report attached hereto as Exhibit 13.3.

Disclosure Controls and Procedures

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Act of 1934 (the /Exchange Act”) is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the President and Chief Executive Officer (CEO) and the Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2008), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under National Instrument 52-109 adopted by the Canadian Securities regulatory authorities, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2008.

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

Management’s Report on Internal Control over Financial Reporting

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

Changes in Internal Controls over Financial Reporting

During the third quarter of 2008, the Registrant made a change in the consolidation software supporting financial reporting from its financial systems. As appropriate, the Registrant is modifying the design, documentation and evaluation of internal control processes and procedures relating to the new system, to supplement and complement existing internal controls over financial reporting.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers and employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Company’s Code of Ethics, see page 12 of Cascades’ Annual Information Form for the year ended December 31, 2008 (“AIF”) attached hereto as Exhibit 13.1.  There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2008 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics is available on the Company’s website at www.cascades.com.

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

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP. for the Company for the 2008 and 2007 fiscal years are shown in the table below:

Fees in Canadian dollars	Year ended December 31, 2008	Year ended December 31, 2007
Audit Fees	$2,046,684	$1,990,418
Audit-Related Fees	$379,539	$793,364
Tax Fees	$734,173	$501,114
All Other Fees	N/A	N/A
Total	$3,160,396	$3,284,896

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

Percentage of Services Approved by the Audit Committee

For the year ended December 31, 2008, the services described above requiring pre-approval were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” on page 47 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 47 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.  Reference is made to the section entitled “Business Risks” on page 12 of the AIF and to the section entitled “Risk management” on page 50 in Cascades’ Management’s Discussion and Analysis” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.

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

CASCADES INC.

By :	/s/	Christian Dubé
Name :		Christian Dubé
Title :		Vice President and Chief Financial Officer
Date :		March 30, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)

3.2	By-laws of Cascades Inc., as amended	(G)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

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

10.2

Credit Agreement, dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(E)

10.3

First Amendment dated as of June 27, 2007, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(F)

10.4

Second Amendment dated as of March 27, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(G)

10.5

Third Amendment dated as of May 22, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(G)

10.6

Fourth Amendment dated as of February 13, 2009, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders

(G)

10.7	Share Purchase Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

10.8	Cost Sharing Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

13.1	Annual Information Form for the year ended December 31, 2008	(G)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2008 together with Management’s Report and the Auditors’ Report	(G)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2008	(G)

23.1	Independent Auditors’ Consent	(G)

31.1	CEO Section 302 Certification	(G)

31.2	CFO Section 302 Certification	(G)

32.1	CEO and CFO Section 906 Certification	(G)

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

(F)               Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2008 and incorporated herein by reference.

(G)              Filed herewith.