Form 40-F/A
period 2008-12-31
CASCADES INC
filed 2009-11-18
CIK 1225525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable
This Form 40-F is being filed with the Securities and Exchange Commission pursuant to Cascades Inc.’s obligations to provide reports under each of the indentures governing Cascades’ 7 1/4% Senior Notes due 2013 and 6 3/4% Senior Notes due 2013.
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
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

Yes ☐ 82-	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
EX-13.2
EX-13.3
EX-23.1
EX-31.1
EX-31.2
EX-32.1

EXPLANATORY NOTE
     We are filing this Form 40-F/A Amendment No. 1 (this “Amendment”) to amend certain information that was included in our original Annual Report on Form 40-F for the year ended December 31, 2008 (the “2008 Form 40-F”), as described below. For the convenience of the reader, this Amendment sets forth the entire 2008 Form 40-F. However, this Amendment amends only the Audited Consolidated Financial Statements for the year ended December 31, 2008 together with the Management’s Report and the Auditor’s Report, attached hereto as Exhibit 13.2, and the Management’s Discussion & Analysis, attached hereto as Exhibit 13.3, of the 2008 Form 40-F to:
•	explain that effective January 1, 2009, Cascades Inc. retroactively adopted, CICA handbook Section 3064 “Goodwill and intangible assets,” replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and CICA handbook Section 3450 “Research and development costs.” As a result of this adoption, Cascades adjusted certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other finite — life intangible assets.” Cascades also reclassified from property, plant and equipment to other assets, the net book value of its software in the amount of $7 million as at December 31, 2008. The impact of the adoption of Section 3064 increased net earnings by $1 million in 2008, 2007 and 2006;

•	amend to incorporate additional disclosures required by U.S. GAAP and certain applicable U.S. SEC regulations, which have been provided, pursuant to the requirements of Item 18 of Form 20-F;

•	explain that effective January 1, 2009, the Company retroactively adopted the presentation and disclosure requirements of SFAS No. 160 “Consolidation.” SFAS 160 requires that NCI be presented as a component of shareholders’ equity. As a result, NCI were reclassified from other liabilities to shareholders’ equity for all periods presented in this U.S. GAAP reconciliation. Under Canadian GAAP, NCI continue to be presented in other liabilities; and

•	include certain information inadvertently omitted from the Management’s Report to the Shareholders of Cascades Inc.
     Except as described in this Explanatory Note, this Amendment does not modify or update the disclosures in our 2008 Form 40-F, including any of the Exhibits other than Exhibits 13.2 and 13.3. Therefore, this Amendment does not reflect any other events that occurred after the original March 30, 2009 filing date of the 2008 Form 40-F. Forward-looking statements in this Amendment have also not been updated from the 2008 Form 40-F that we filed on March 30, 2009. For updated information, please see the reports that we have filed with the SEC for subsequent periods. In addition, in connection with the filing of this Amendment and pursuant to Rules 15d-14 under the Exchange Act, we are including with this Amendment currently dated certifications of our chief executive and financial officers.
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
Disclosure Controls and Procedures
Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the President and Chief Executive Officer (CEO) and the Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
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
Management’s Report on Internal Control over Financial Reporting
The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as Exhibit 13.2 hereto.
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

Code of Ethics
The Company has adopted a Code of Ethics that applies to all directors, officers and employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Company’s Code of Ethics, see page 12 of Cascades’ Annual Information Form for the year ended December 31, 2008 (“AIF”) filed as Exhibit 13.1 to the 2008 Form 40-F. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2008 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Company’s website at www.cascades.com.
Audit Committee
The Registrant has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed entirely of directors who are “independent”, as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are three “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. In determining whether Audit Committee members are “audit committee financial experts,” the Board of Directors and the Audit Committee have considered the attributes described by the SEC. The “audit committee financial experts” are André Desaulniers, Robert Chevrier and James B.C. Doak. The other member of the Audit Committee is Laurent Verreault.
Principal Accountant Fees and Services
The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP. for the Company for the 2008 and 2007 fiscal years are shown in the table below:

	Year ended	Year ended
Fees in Canadian dollars	December 31, 2008	December 31, 2007
Audit Fees	$2,046,684	$1,990,418
Audit-Related Fees	$379,539	$793,364
Tax Fees	$734,173	$501,114
All Other Fees	N/A	N/A

Total	$3,160,396	$3,284,896
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
Website Information
Notwithstanding any reference to the Registrant’s website on the internet in the AIF or in the documents attached as Exhibits hereto, the information contained in the Registrant’s website or any other website on the internet referred to in the Registrant’s website is not a part of this Form 40-F/A and, therefore, is not filed with the SEC.
Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff , and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.
Consent to Service of Process
The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X/A. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly cause this Amendment No.1 to the Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.
CASCADES INC.

By:	/s/ Christian Dubé
Name:	Christian Dubé
Title:	Vice President and Chief Financial Officer
Date:	November 18, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)

3.2	By-laws of Cascades Inc., as amended	(G)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

4.2	First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(B)

4.3	Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.4	Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.5	Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.6	Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.7	Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Trustee	(C)

4.8	Seventh Supplemental Indenture, dated April 27, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(E)

4.9	Eighth Supplemental Indenture, dated September 20, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(E)

4.10	Ninth Supplemental Indenture, dated November 8, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(E)

4.11	Tenth Supplemental Indenture, dated December 28, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(E)

4.12	Eleventh Supplemental Indenture, dated August 17, 2007, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(F)

4.13	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

4.14	First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note

4.15	Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

4.16	Third Supplemental Indenture, dated as of December 29, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(E)

4.17	Fourth Supplemental Indenture, dated as of August 30, 2007, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(F)

10.1	Asset Purchase Agreement, dated November 16, 2005, among Cascades Fine Papers Group Inc., Cascades Inc. and Coast Paper Limited (now known as Spicers, a division of PaperlinX Canada Limited)	(D)

10.2	Credit Agreement, dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(E)

10.3	First Amendment dated as of June 27, 2007, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(F)

10.4	Second Amendment dated as of March 27, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(G)

10.5	Third Amendment dated as of May 22, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(G)

10.6	Fourth Amendment dated as of February 13, 2009, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(G)

10.7	Share Purchase Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

10.8	Cost Sharing Agreement, dated December 28, 2006, among Cascades Inc. and Domtar Inc.	(E)

13.1	Annual Information Form for the year ended December 31, 2008	(G)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2008 together with Management’s Report and the Auditors’ Report	(H)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2008	(H)

23.1	Independent Auditors’ Consent	(H)

31.1	CEO Section 302 Certification	(H)

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note

31.2	CFO Section 302 Certification	(H)

32.1	CEO and CFO Section 906 Certification	(H)

(A)	Previously filed as an exhibit to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.

(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.

(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 26, 2006 and incorporated herein by reference.

(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2007 and incorporated herein by reference.

(F)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2008 and incorporated herein by reference.

(G)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed March 30, 2008 and incorporated herein by reference.

(H)	Filed herewith.