Form 40-F
period 2009-12-31
CASCADES INC
filed 2010-03-30
CIK 1225525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 333-105024
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable
The registrant is currently not required to file reports, including this report, under Section 13 or 15(d) of the Securities Exchange Act of 1934 but is voluntarily filing this report with the Securities and Exchange Commission pursuant to Cascades Inc.’s obligations to provide reports under each of the indentures governing Cascades’ 7 1/4% Senior Notes due 2013, 6 3/4% Senior Notes due 2013, 7 3/4% Senior Notes due 2016, 7 3/4% Senior Notes due 2017 and 7 7/8% Senior Notes due 2020.
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
97,208,533 shares of common stock outstanding as of December 31, 2009
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Annual Audited Consolidated Financial Statements
For the Annual Audited Consolidated Financial Statements, including the Auditors’ Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Company”), see pages 64 to 105, of Cascades’ 2009 Annual Report attached hereto as Exhibit 13.2.
Management’s Discussion and Analysis
For management’s discussion and analysis of financial position and results of operation, see pages 28 to 63 of Cascades’ 2009 Annual Report attached hereto as Exhibit 13.3.
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
Evaluation of Disclosure Controls and Procedures
The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer as of December 31, 2009), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under National Instrument 52-109 adopted by the Canadian Securities regulatory authorities, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2009.
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
Management’s Report on Internal Control over Financial Reporting
The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 13.2 to this Annual Report on Form 40-F.
Changes in Internal Controls over Financial Reporting
There is no change in the Registrant’s internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal controls over financial reporting.

Code of Ethics
The Company has adopted a Code of Ethics that applies to all directors, officers and employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Company’s Code of Ethics, including the amendments thereto, see page 12 of Cascades’ Annual Information Form for the year ended December 31, 2009 (“AIF”) attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2009 that applied to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Company’s website at www.cascades.com.
Audit Committee
The Registrant has a separately designated standing audit committee (the “Audit Committee”) as defined in Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed entirely of directors who are “independent”, as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are three “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. In determining whether Audit Committee members are “audit committee financial experts”, the Board of Directors and the Audit Committee have considered the attributes described by the SEC. The “audit committee financial experts” are André Desaulniers, Robert Chevrier and James B.C. Doak. The other member of the Audit Committee is Laurent Verreault.
Principal Accountant Fees and Services
The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP. for the Company for the 2009 and 2008 fiscal years are shown in the table below:

	Year ended	Year ended
Fees in Canadian dollars	December 31, 2009	December 31, 2008
Audit Fees	$2,111,019	$2,046,684
Audit-Related Fees	$766,136	$379,539
Tax Fees	$446,454	$734,173
All Other Fees	N/A	N/A

Total	$3,323,609	$3,160,396
The nature of each category of fees is described below:
Audit Fees: Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.
Audit Related Fees: Includes services provided by the independent auditor in connection with consultations on accounting and regulatory matters. It also includes services related to private placements completed in 2009.
Tax Fees: Includes services rendered by the independent auditor regarding compliance with income tax laws.
All Other Fees: Not applicable.
Audit and Non-Audit Services Pre-Approval Policy
The Company’s Audit Committee has adopted a Pre-approval Policy and Procedures for services provided by the Company’s independent auditors, PricewaterhouseCoopers LLP. which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services that involve annual fees of less than $35,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services that involve fees of more than $50,000 require pre-approval of all the members of the Audit Committee. All of the non-audited services set forth above were approved in this pre-approval policy.
Percentage of Services Approved by the Audit Committee
For the year ended December 31, 2009, the services described above requiring pre-approval were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements
For a discussion of off-balance sheet arrangements, see the section entitled “Off-Balance Sheet Arrangements” on page 51 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.
Tabular Disclosure of Contractual Obligations
For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 50 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.
Forward-Looking Statements
Certain statements in this annual report on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, cyclical fluctuations in demand for, and the prices of, Cascades’ products, our ray material and energy costs, Cascades’ exposure to significant competition, including competition with firms that may enjoy cost advantages or economies of scale, compliance costs associated with environmental laws and regulations, including unforeseen expenditures as a result of environmental liabilities, casualty of other losses that are not fully covered by insurance, labor disputes, work stoppages or increased labor costs, difficulty recouping its investments in joint ventures of other companies that Cascades does not control, difficulties associated with acquiring companies, or integrating acquired companies, as part of Cascades’ growth strategy, the impairment of Cascades’ goodwill or other intangible assets, changes in the control of Cascades’ equity capital, changes in strategy or management brought about by its existing shareholders or similar changes relating to its control and management, Cascades’ inability to retain key personnel or attract and retain other talented employees, and fluctuations in currency exchange rates. Reference is made to the section entitled “Business Risks” on page 12 of the AIF and to the section entitled “Risk management” on page 55 in Cascades’ Management’s Discussion and Analysis” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.3.
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
Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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
CASCADES INC.

By : Name :	/s/ Christian Dubé Christian Dubé
Title :	Vice President and Chief Financial Officer
Date :	March 30, 2010

Exhibit Index

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note
3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(C)

3.2	By-laws of Cascades Inc., as amended	(F)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

4.2	First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(B)

4.3	Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.4	Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.5	Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.6	Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.7	Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.8	Seventh Supplemental Indenture, dated April 27, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.9	Eighth Supplemental Indenture, dated September 20, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.10	Ninth Supplemental Indenture, dated November 8, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.11	Tenth Supplemental Indenture, dated December 28, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(D)

4.12	Eleventh Supplemental Indenture, dated August 17, 2007, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(E)

4.13	Twelfth Supplemental Indenture, dated October 30,2009, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon as Trustee	(G)

4.14	Thirteenth Supplemental Indenture, dated February 26, 2010, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon as Trustee	(G)

4.15	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note
4.16	First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.17	Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.18	Third Supplemental Indenture, dated as of December 28, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.19	Fourth Supplemental Indenture, dated as of August 30, 2007, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

4.20	Fifth Supplemental Indenture, dated as of October 30, 2009, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.21	Sixth Supplemental Indenture, dated as of February 26, 2010, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.22	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(G)

4.23	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.24	Indenture dated as of December 23, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

10.1	Credit Agreement, dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(D)

10.2	First Amendment dated as of June 27, 2007, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(E)

10.3	Second Amendment dated as of March 27, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(F)

10.4	Third Amendment dated as of May 22, 2008, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(F)

Exhibit	Description of Exhibit (and document from
Number	which incorporated by reference, if applicable)	Note
10.5	Fourth Amendment dated as of February 13, 2009, to the Credit Agreement dated as of December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, The Bank of Nova Scotia, as administrative and collateral agent, National Bank of Canada, as co-administrative agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(F)

13.1	Annual Information Form for the year ended December 31, 2009	(G)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2009 together with Management’s Report and the Auditors’ Report	(G)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2009	(G)

23.1	Independent Auditors’ Consent	(G)

31.1	CEO Section 302 Certification	(G)

31.2	CFO Section 302 Certification	(G)

32.1	CEO and CFO Section 906 Certification	(G)

(A)	Previously filed as an exhibit to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.

(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.

(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 28, 2007 and incorporated herein by reference.

(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2008 and incorporated herein by reference.

(F)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2009 and incorporated herein by reference.

(G)	Filed herewith.