Form 40-F
period 2011-12-31
CASCADES INC
filed 2012-03-29
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

1200 Forest Street

Eau Claire, WI 54703

(715) 834-3461

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act*:

Not Applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒   Annual information form            ☒   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

94,647,165 shares of common stock outstanding as of December 31, 2011.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.*

Yes  ☐             No   ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐             No   ☐

* The registrant is currently not required to file reports, including this report, under Section 13 or 15(d) of the Securities Exchange Act of 1934 but is voluntarily filing this report with the Securities and Exchange Commission.

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Independent Auditors Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Corporation”), see the excerpt of Cascades’ 2011 Annual Report attached hereto as Exhibit 13.2.

Management’s Discussion and Analysis

For management’s discussion and analysis of the operating results and financial position, see the excerpt of Cascades’ 2011 Annual Report attached hereto as Exhibit 13.3.

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

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer) as of December 31, 2011, pursuant to Rule 13a-15 promulgated under the Exchange Act and under National Instrument 52-109 adopted by the Canadian Securities regulatory authorities, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2011.

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

Management’s Report on Internal Control over Financial Reporting

Management’s Report to the shareholders of Cascades Inc. on internal control over financial reporting for the fiscal year ended December 31, 2011 is filed as Exhibit 13.2 to this Annual Report on Form 40-F.

Management conducted an assessment of the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2011 based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2011.

Management has excluded Reno de Medici from its assessment of internal control over financial reporting as at December 31, 2011 because Reno de Medici became a consolidated entity during the second quarter of 2011. Reno de Medici’s total assets and total revenues represented 15.2% and 14.5%, respectively, of the related consolidated financial statement amounts of the Corporation as at and for the year ended December 31, 2011.

Changes in Internal Controls over Financial Reporting

There was no change in the Registrant’s internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal controls over financial reporting.

Code of Ethics

The Corporation has adopted a Code of Ethics that applies to all directors, officers and employees, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Corporation’s Code of Ethics, including the amendments thereto, see page 14 of Cascades’ Annual Information Form for the year ended December 31, 2011 (“AIF”) attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2011 that applied to the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Corporation’s website at www.cascades.com.

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

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by our Independent Auditors, PricewaterhouseCoopers LLP, for the Corporation for the 2011 and 2010 fiscal years are shown in the table below:

Fees in Canadian dollars	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees	$1,768,065	$2,010,910
Audit-Related Fees	$573,981	$899,084
Tax Fees	$461,911	$278,969
All Other Fees	N/A	N/A
Total	$2,803,957	$3,188,963

The nature of each category of fees is described below:

Audit Fees: Includes services provided by the independent auditors in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.

Audit Related Fees: Includes services provided by the independent auditors in connection with consultations on accounting and regulatory matters.

Tax Fees: Includes services rendered by the independent auditors regarding compliance with income tax laws.

All Other Fees: None.

Audit and Non-Audit Services Pre-Approval Policy

The Corporation’s Audit Committee has adopted a Pre-approval Policy and Procedures, as amended, for services provided by the Corporation’s independent auditors, PricewaterhouseCoopers LLP which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the independent auditors are pre-approved. Under the terms of the policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Audit Committee. All of the non-audited services set forth above were approved in this pre-approval policy.

Percentage of Services Approved by the Audit Committee

For the year ended December 31, 2011, the services described above requiring pre-approval were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as of December 31, 2011.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 30 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report including statements regarding future results and performance on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials and energy costs, Cascades’ exposure to significant competition, including competition with firms that may enjoy cost advantages or economies of scale, compliance costs associated with environmental laws and regulations, including unforeseen expenditures as a result of environmental liabilities, casualty of other losses that are not fully covered by insurance, labor disputes, work stoppages or increased labor costs, difficulty recouping its investments in joint ventures of other companies that Cascades does not control, difficulties associated with acquiring companies, or integrating acquired companies, as part of Cascades’ growth strategy, the impairment of Cascades’ goodwill or other intangible assets, changes in the control of Cascades’ equity capital, changes in strategy or management brought about by its existing shareholders or similar changes relating to its control and management, Cascades’ inability to retain key personnel or attract and retain other talented employees, and fluctuations in currency exchange rates. Reference is made to the section entitled “Risk Factors” on page 14 of the AIF and to the section entitled “Risk Factors” on page 35 in Cascades’ Management’s Discussion and Analysis” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.1 and 13.3, respectively.

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments anticipated by the Corporation will be realized. The Corporation undertakes no obligation to update or revise any forward-looking statements.

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

Consent to Service of Process

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X/A (333-105024). A Form F-X/A is being filed concurrently with this Form 40-F to report a change of address of the Registrant’s agent for service.

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

CASCADES INC.

By :	/s/ Allan Hogg
Name:	Allan Hogg
Title :	Vice President and Chief Financial Officer
Date :	March 29, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector General of Financial Institutions of Quebec on January 10, 2004	(C)

3.2	Articles of Amendment of Cascades Inc. filed with the Registrar of Companies of Quebec on July 27, 2011	(I)

3.3	By-law No. 2011-1 of Cascades Inc., adopted by the Board of Directors of Cascades Inc. on March 14, 2011 and ratified by the Shareholders on May 12, 2011	(I)

4.1	Indenture, dated as of February 5, 2003, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(A)

4.2	First Supplemental Indenture, dated May 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(B)

4.3	Second Supplemental Indenture, dated December 30, 2003, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.4	Third Supplemental Indenture, dated March 16, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.5	Fourth Supplemental Indenture, dated July 8, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(C)

4.6	Fifth Supplemental Indenture, dated August 26, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(C)

4.7	Sixth Supplemental Indenture, dated November 30, 2004, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Trustee	(C)

4.8	Seventh Supplemental Indenture, dated April 27, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.9	Eighth Supplemental Indenture, dated September 20, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.10	Ninth Supplemental Indenture, dated November 8, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantor named therein and The Bank of New York, as Trustee	(D)

4.11	Tenth Supplemental Indenture, dated December 28, 2006, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(D)

4.12	Eleventh Supplemental Indenture, dated August 17, 2007, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(E)

4.13	Twelfth Supplemental Indenture, dated October 30,2009, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee	(G)

4.14	Thirteenth Supplemental Indenture, dated February 26, 2010, to the Indenture, dated February 5,2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee	(G)

4.14.1	Fourteenth Supplemental Indenture, dated September 2, 2011, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee	(I)

4.14.2	Fifteenth Supplemental Indenture, dated November 18, 2011, to the Indenture, dated February 5, 2003, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee	(I)

4.15	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.16	First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.17	Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D)

4.18	Third Supplemental Indenture, dated as of December 29, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(D)

4.19	Fourth Supplemental Indenture, dated as of August 30, 2007, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(E)

4.20	Fifth Supplemental Indenture, dated as of October 30, 2009, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.21	Sixth Supplemental Indenture, dated as of February 26, 2010, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.21.1	Seventh Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

4.21.2	Eighth Supplemental Indenture, dated as of November 28, 2011, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

4.22	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.22.1	First Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

4.22.2	Second Supplemental Indenture, dated as of November 18, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

4.23	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(G)

4.23.1	First Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(I)

4.23.2	Second Supplemental Indenture, dated as of November 18, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(I)

4.24	Indenture dated as of December 23, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(G)

4.24.1	First Supplement Indenture, dated as of September 2, 2011, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

4.24.2	Second Supplement Indenture, dated as of November 18, 2011, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(I)

10.1	Amended and Restated Credit Agreement, dated February 10, 2011, among Cascades Inc., Cascades USA Inc. and Cascades Europe SAS, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent and syndication agent, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders	(H)

10.2	Purchase and Sale Agreement by and among Cascades USA Inc., as Seller, Reynolds Group Holdings Limited, as Purchaser, Cascades Inc., as Guarantor, with respect to the sale of all of the issued and outstanding capital stock of Dopaco, Inc. and Dopaco Canada, Inc., dated as of March 3, 2011.	(I)

10.3	Limited Liability Company Agreement of Greenpac Holding LLC, by and among 27102009 USA LLC, 19J LLC, 56P LLC, CDPQ Investment GML Inc. and Containerboard Partners Inc. dated as of June 27, 2011.	(I)

13.1	Annual Information Form for the year ended December 31, 2011	(I)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2011 together with Management’s Report and the Independent Auditors’ Report	(I)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2011	(I)

23.1	Independent Auditors’ Consent	(I)

31.1	CEO Section 302 Certification	(I)

31.2	CFO Section 302 Certification	(I)

32.1	CEO and CFO Section 906 Certification	(I)

(A)	Previously filed as an exhibit to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on May 6, 2003 and incorporated herein by reference.
(B)	Previously filed as an exhibit to Amendment No. 1 to Cascades Inc.’s Registration Statement on Forms F-4 and S-4 (Reg. No. 333-105024), filed on July 18, 2003 and incorporated herein by reference.
(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.
(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 26, 2007 and incorporated herein by reference.
(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2008 and incorporated herein by reference.
(F)	Intentionally omitted.
(G)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2010 and incorporated herein by reference.
(H)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2011 and incorporated herein by reference.
(I)	Filed herewith.