Form 40-F
period 2012-12-31
CASCADES INC
filed 2013-03-27
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 333-105024

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

93,882,445 shares of common stock outstanding as of December 31, 2012

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

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements, including the Independent Auditor’s Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Corporation”), see the excerpt of Cascades’ 2012 Annual Report attached hereto as Exhibit 13.2.

Management’s Discussion and Analysis

For management’s discussion and analysis, see the excerpt of Cascades’ 2012 Annual Report attached hereto as Exhibit 13.3.

Disclosure Controls and Procedures

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws and specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer) as of December 31, 2012, pursuant to Rule 13a-15 promulgated under the Exchange Act and under National Instrument 52-109 adopted by the Canadian Securities regulatory authorities, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2012.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Management’s Report to the shareholders of Cascades Inc. on internal control over financial reporting for the fiscal year ended December 31, 2012 is filed as Exhibit 13.2 to this Annual Report on Form 40-F.

Management conducted an assessment of the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2012 based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2012.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls over Financial Reporting

There was no change in the Registrant’s internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal controls over financial reporting.

Code of Ethics

The Corporation has adopted a Code of Ethics that applies to all directors, officers and employees, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Corporation’s Code of Ethics, including the amendments thereto, see page 14 of Cascades’ Annual Information Form for the year ended December 31, 2012 (“AIF”) attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics during the fiscal year ended December 31, 2012 that applied to the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Corporation’s website at www.cascades.com.

Audit Committee

The Registrant has a separately designated standing audit committee (the “Audit Committee”) as defined in Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed entirely of directors who are “independent”, as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit Committee are financially literate and there are two “audit committee financial experts”. In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. In determining whether Audit Committee members are “audit committee financial experts”, the Board of Directors and the Audit Committee have considered the attributes set forth in Form 40-F. The “audit committee financial experts” are Robert Chevrier and James B.C. Doak. The other member of the Audit Committee is Georges Kobrynsky.

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by our Independent Auditor, PricewaterhouseCoopers LLP, for the Corporation for the 2012 and 2011 fiscal years are shown in the table below:

Fees in Canadian dollars	Year ended December 31, 2012	Year ended December 31, 2011
Audit Fees	$2,226,236	$1,987,793
Audit-Related Fees	$517,928	$682,606
Tax Fees	$186,103	$461,911
All Other Fees	N/A	N/A
Total	$2,930,267	$3,132,310

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

All Other Fees: None.

Audit and Non-Audit Services Pre-Approval Policy

The Corporation’s Audit Committee has adopted a Pre-approval Policy and Procedures, as amended, for services provided by the Corporation’s independent Auditor, PricewaterhouseCoopers LLP which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the independent Auditor are pre-approved. Under the terms of the policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Audit Committee. All of the non-audited services set forth above were approved in this pre-approval policy.

Percentage of Services Approved by the Audit Committee

For the year ended December 31, 2012, the services described above requiring pre-approval were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as of December 31, 2012.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” on page 40 of Cascades’ Management’s Discussion and Analysis attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this annual report including statements regarding future results and performance on Form 40-F or in documents incorporated by reference herein are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for Cascades’ products, the prices and availability of raw materials and energy costs, Cascades’ exposure to significant competition, including competition with firms that may enjoy cost advantages or economies of scale, compliance costs associated with environmental laws and regulations, including unforeseen expenditures as a result of environmental liabilities, casualty of other losses that are not fully covered by insurance, labor disputes, work stoppages or increased labor costs, difficulty recouping its investments in joint ventures of other companies that Cascades does not control, difficulties associated with acquiring companies, or integrating acquired companies, as part of Cascades’ growth strategy, the impairment of Cascades’ goodwill or other intangible assets, changes in the control of Cascades’ equity capital, changes in strategy or management brought about by its existing shareholders or similar changes relating to its control and management, Cascades’ inability to retain key personnel or attract and retain other talented employees, and fluctuations in currency exchange rates. Reference is made to the section entitled “Risk Factors” on page 14 of the AIF and to the section entitled “Risk Factors” on page 44 in Cascades’ Management’s Discussion and Analysis” (which is incorporated by reference in the AIF) and attached hereto as Exhibit 13.1 and 13.3 respectively.

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

Consent to Service of Process

Any change to the name or address of the Registrant and/or to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CASCADES INC.

By :	/s/Allan Hogg
Name :	Allan Hogg
Title :	Vice President and Chief Financial Officer
Date :	March 27, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note

3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector general of financial institutions of Quebec on January 10, 2004	(A	)

3.2	Articles of Amendment of Cascades Inc. filed with the Registrar of Companies of Quebec on July 27, 2011	(F	)

3.3	By-law No. 2011-1 of Cascades Inc., adopted by the Board of Directors of Cascades Inc. on March 14, 2011 and ratified by the Shareholders on May 12, 2011	(F	)

4.1	Indenture, dated May 28, 2003, among Norampac Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(B	)

4.2	First Supplemental Indenture, dated July 30, 2004, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(B	)

4.3	Second Supplemental Indenture, dated December 28, 2006, to the Indenture, dated May 28, 2003, among Norampac Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(B	)

4.4	Third Supplemental Indenture, dated as of December 29, 2006, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of New York, as Trustee	(B	)

4.5	Fourth Supplemental Indenture, dated as of August 30, 2007, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(C	)

4.6	Fifth Supplemental Indenture, dated as of October 30, 2009, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D	)

4.7	Sixth Supplemental Indenture, dated as of February 26, 2010, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D	)

4.8	Seventh Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.9	Eighth Supplemental Indenture, dated as of November 28, 2011, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.10	Ninth Supplemental Indenture, dated as of April 13, 2012, to the Indenture dated as of May 28, 2003 among Norampac Inc. as predecessor issuer, the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(H	)

4.11	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D	)

4.12	First Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.13	Second Supplemental Indenture, dated as of November 18, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.14	Third Supplemental Indenture, dated as of April 13, 2012, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(H	)

4.15	Fourth Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as Trustee	(H	)

4.16	Indenture dated as of December 3, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(D	)

4.17	First Supplemental Indenture, dated as of September 2, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(F	)

4.18	Second Supplemental Indenture, dated as of November 18, 2011, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(F	)

4.19	Third Supplemental Indenture, dated as of April 13, 2012, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(H	)

4.20	Fourth Supplemental Indenture, dated as of March 11, 2013, to the Indenture dated as of December 3, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(H	)

4.21	Indenture dated as of December 23, 2009, among Cascades Inc., the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(D	)

4.22	First Supplement Indenture, dated as of September 2, 2011, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.23	Second Supplement Indenture, dated as of November 18, 2011, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(F	)

4.24	Third Supplement Indenture, dated as of April 13, 2012, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(H	)

4.25	Fourth Supplement Indenture, dated as of March 11, 2013, to the Indenture dated as of December 23, 2009, among Cascades Inc., the Existing Subsidiary Guarantors named therein, the New Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee	(H	)

10.1	Amended and Restated Credit Agreement, dated February 10, 2011, among Cascades Inc., Cascades USA Inc. and Cascades Europe SAS, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent and syndication agent, and a syndicate of lenders named therein, as lenders	(E	)

10.2	Fourth Amendment dated August 30, 2012, to the Credit Agreement dated February 10, 2011, among Cascades Inc., Cascades USA Inc. and Cascades Europe SAS, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent and syndication agent, and a syndicate of lenders named therein, as lenders	(G	)

10.3	Fifth Amendment dated March 1, 2013, to the Credit Agreement dated February 10, 2011, among Cascades Inc., Cascades USA Inc. and Cascades Europe SAS, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent and syndication agent, and a syndicate of lenders named therein, as lenders	(H	)

11.1	Amended and Restated Credit Agreement, by and among Greenpac Holding LLC, as Borrower, Caisse de dépot et placement du Québec and Cascades USA Inc., as Lenders, and Caisse de dépôt et placement du Québec, as Agent to the Lenders, dated as of May 14, 2012	(H	)

13.1	Annual Information Form for the year ended December 31, 2012	(H	)

13.2	Audited Consolidated Financial Statements for the year ended December 31, 2012 together with Management’s Report and the Independent Auditor’s Report	(H	)

13.3	Management’s Discussion and Analysis for the year ended December 31, 2012	(H	)

23.1	Consent of Independent Auditor	(H	)

31.1	CEO Section 302 Certification	(H	)

31.2	CFO Section 302 Certification	(H	)

32.1	CEO and CFO Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).	(H	)

(A)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.
(B)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 26, 2007 and incorporated herein by reference.
(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2008 and incorporated herein by reference.
(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2010 and incorporated herein by reference.
(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2011 and incorporated herein by reference.
(F)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 29, 2012 and incorporated herein by reference.
(G)	Previously filed as an exhibit to Cascades Inc.’s report on Form 6-K, filed on September 18, 2012 and incorporated herein by reference.
(H)	Filed herewith.