Form 40-F
period 2018-12-31
CASCADES INC
filed 2019-03-28
CIK 1225525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 333-105024

CASCADES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

2600

(Primary Standard Industrial Classification Code Number)

98-0140192

(I.R.S. Employer Identification Number)

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

(819) 363-5100

(Address and telephone number of Registrant’s principal executive offices)

Cascades USA Inc.

148 Hudson River Road

Waterford, New York 12188

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

94,987,958 shares of common stock outstanding as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.*

Yes ☐	No	☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒	No	☐

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

Annual Audited Consolidated Financial Statements

For the Annual Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, including the Independent Registered Public Accounting Firm’s Report with respect thereto, of Cascades Inc. (the “Registrant” or “Cascades” or the “Corporation”), see the excerpt of Cascades’ 2018 Annual Report attached hereto as Exhibit 13.2.

Management’s Discussion and Analysis

For management’s discussion and analysis of the operating results and financial position of Cascades for the years ended December 31, 2018 and 2017 (“Management’s Discussion and Analysis”), see the excerpt of Cascades’ 2018 Annual Report attached hereto as Exhibit 13.3.

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

Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer) as of December 31, 2018, pursuant to Rule 13a-15 promulgated under the Exchange Act and under National Instrument 52-109 adopted by the Canadian Securities regulatory authorities, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2018. They have limited the scope of their design of such disclosure controls and procedures to exclude controls, policies and procedures of certain business combinations completed by the Corporation in 2018. The design and evaluation of the operating effectiveness of the disclosure controls and procedures of the 2018 business combinations will be completed within 365 days from the date of acquisition. See “Controls and Procedures” in Management’s Discussion and Analysis, attached hereto as Exhibit 13.3.

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

Management’s Report on Internal Control over Financial Reporting

Management’s Report to the shareholders of Cascades Inc. on internal control over financial reporting for the fiscal year ended December 31, 2018 is included in Exhibit 13.2 to this Annual Report on Form 40-F.

Management conducted an assessment of the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2018 based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2018. They have limited the scope of the internal control over financial reporting to exclude controls, policies and procedures of certain business combinations completed by the Corporation in 2018. The design and evaluation of the operating effectiveness of the internal control over financial reporting of the 2018 business combinations will be completed within 365 days from the date of acquisition. See “Controls and Procedures” in Management’s Discussion and Analysis, attached hereto as Exhibit 13.3.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s internal control over financial reporting provides a reasonable level of assurance that it is effective, they do not expect that the Registrant’s internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Code of Ethics

The Corporation has adopted a Code of Ethics and Business Conduct that applies to all directors, officers and employees, including the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For a discussion of the Corporation’s Code of Ethics, see Cascades’ Annual Information Form for the year ended December 31, 2018 (“AIF”) attached hereto as Exhibit 13.1. There were neither amendments to nor waivers, including implicit waivers, from any provision of the Code of Ethics and Business Conduct during the year ended December 31, 2018 that applied to the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics and Business Conduct is available on the Corporation’s website at www.cascades.com.

Audit Committee

The Registrant has a separately designated standing audit committee (the “Audit and Finance Committee”) as defined in Section 3(a)(58)(A) of the Exchange Act. The Audit and Finance Committee is composed entirely of directors who are “independent,” as such term is defined in the listing standards of the New York Stock Exchange. All members of the Audit and Finance Committee are financially literate and there are two “audit committee financial experts.” In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements. In determining whether Audit and Finance Committee members are “audit committee financial experts,” the Board of Directors and the Audit and Finance Committee have considered the attributes set forth in Form 40-F. The “audit committee financial experts” are Laurence Sellyn and Michelle Cormier. The other members of the Audit and Finance Committee are Georges Kobrynsky, Sylvie Vachon and Martin Couture.

Principal Accountant Fees and Services

The aggregate fees for professional services rendered by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, for the Corporation for the 2018 and 2017 fiscal years are shown in the table below:

Fees in Canadian dollars	Year ended December 31, 2017	Year ended December 31, 2018
Audit Fees	$1,715,891	$1,550,145
Audit-Related Fees	$672,135	$24,750
Tax Fees	$117,149	$262,487
All Other Fees	$619,668	$130,478
Total	$3,124,843	$1,967,860

The nature of each category of fees is described below:

Audit Fees: Includes professional services provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.

Audit-Related Fees: Includes professional services provided by the Independent Registered Public Accounting Firm in connection with auditing as well as consultations on accounting and regulatory matters.

Tax Fees: Includes professional services rendered by the Independent Registered Public Accounting Firm, mainly for compliance to income tax laws.

All Other Fees: Professional services consisting primarily of transaction support services.

Audit and Non-Audit Services Pre-Approval Policy

The Corporation’s Audit and Finance Committee has adopted a Pre-approval Policy and Procedures for services provided by the Corporation’s Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Registered Public Accounting Firm are pre-approved. Under the terms of the policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Audit and Finance Committee has delegated to the Chairman of the Audit and Finance Committee pre-approval authority for any services not previously approved by the Audit and Finance Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Audit and Finance Committee. All of the non-audit services set forth above were approved under this pre-approval policy.

Services Approved by the Audit and Finance Committee

For the year ended December 31, 2018, the services described above requiring pre-approval were approved by the Audit and Finance Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of December 31, 2018.

Tabular Disclosure of Contractual Obligations

For a tabular disclosure and discussion of contractual obligations, see the section entitled “Contractual Obligations and other commitments” in Management’s Discussion and Analysis attached hereto as Exhibit 13.3.

Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F or in documents incorporated by reference herein including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand and cyclical markets for Cascades’ products, the prices and availability of raw materials and energy costs, Cascades’ exposure to significant competition, including competition with firms that may enjoy cost advantages or economies of scale, political, social and exchange rate risks due to its international operations, compliance costs associated with environmental laws and regulations, including unforeseen expenditures as a result of environmental liabilities, casualty of other losses that are not fully covered by insurance, labor disputes, work stoppages or increased labor costs, difficulty recouping its investments in joint ventures of other companies that Cascades does not control, difficulties associated with acquiring companies, or integrating acquired companies, as part of Cascades’ growth strategy, the impairment of Cascades’ goodwill or other intangible assets, changes in the control of Cascades‘ equity capital, changes in strategy or management brought about by its existing shareholders or similar changes relating to its control and management, Cascades’ inability to retain key personnel or attract and retain other talented employees, Cascades’ significant amount of outstanding indebtedness and its ability to incur additional debt in the future, the potential for climate change to cause damage to Cascades’ facilities or disrupt operations, reliance on information technology and maintaining effective cyber security, and fluctuations in currency exchange rates and market interest rates. Reference is made to the section entitled “Risk Factors” of the AIF and to the section entitled “Risk Factors” in Management’s Discussion and Analysis (which is incorporated by reference in the AIF), each of which are attached hereto as Exhibits 13.1 and 13.3, respectively.

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

CASCADES INC.

By:	/s/	Allan Hogg
Name:		Allan Hogg
Title:		Vice-President and Chief Financial Officer
Date:		March 28, 2019

Exhibit Index

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note
3.1	Articles of Amalgamation of Cascades Inc. filed with the Inspector General of Financial Institutions of Quebec on January 10, 2004	(A)
3.2	Articles of Amendment of Cascades Inc. filed with the Registrar of Companies of Quebec on July 27, 2011	(B)
3.3	By-law No. 2011-1 of Cascades Inc., adopted by the Board of Directors of Cascades Inc. on March 14, 2011 and ratified by the Shareholders on May 12, 2011	(B)
4.1	Indenture, dated as of June 19, 2014, among Cascades Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(C)
4.2	First Supplemental Indenture, dated as of March 16, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(C)
4.3	Second Supplemental Indenture, dated as of September 23, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(D)
4.4	Third Supplemental Indenture, dated December 9, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(D)
4.5	Fourth Supplemental Indenture, dated September 30, 2016, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(E)
4.6	Fifth Supplemental Indenture, dated March 29, 2017, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantor named therein and Wells Fargo Bank, National Association, as Trustee	(F)
4.7	Sixth Supplemental Indenture, dated December 14, 2017, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantor named therein and Wells Fargo Bank, National Association, as Trustee	(F)
4.8	Indenture, dated as of June 19, 2014, among Cascades Inc., the Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(C)
4.9	First Supplemental Indenture, dated as of March 16, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(C)
4.10	Second Supplemental Indenture, dated as of September 23, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(D)
4.11	Third Supplemental Indenture, dated as of December 9, 2015, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(D)
4.12	Fourth Supplemental Indenture, dated as of September 30, 2016, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantors named therein and Computershare Trust Company of Canada, as Trustee	(E)
4.13	Fifth Supplemental Indenture, dated as of March 29, 2017, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantor named therein and Computershare Trust Company of Canada, as Trustee	(F)
4.14	Sixth Supplemental Indenture, dated as of December 14, 2017, to the Indenture dated as of June 19, 2014, among Cascades Inc., the New Subsidiary Guarantor named therein and Computershare Trust Company of Canada, as Trustee	(F)
4.15	Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(D)

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)	Note
4.16	First Supplemental Indenture, dated September 23, 2015, to the Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(D)
4.17	Second Supplemental Indenture, dated December 9, 2015, to the Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(D)
4.18	Third Supplemental Indenture, dated September 30, 2016, to the Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee	(E)
4.19	Fourth Supplemental Indenture, dated March 29, 2017, to the Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantor named therein and Wells Fargo Bank, National Association, as Trustee	(F)
4.20	Fifth Supplemental Indenture, dated December 14, 2017, to the Indenture dated May 19, 2015, among Cascades Inc., the Subsidiary Guarantor named therein and Wells Fargo Bank, National Association, as Trustee	(F)
10.1	Fourth Amended and Restated Credit Agreement, dated as of December 21, 2018, among Cascades Inc. and Cascades USA Inc., as borrowers, National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent, American AgCredit, PCA, as term facility agent and a syndicate of lenders named therein, as lenders	(G)
13.1	Annual Information Form for the year ended December 31, 2018	(G)
13.2	Audited Consolidated Financial Statements for the year ended December 31, 2018 together with Management’s Report and the Independent Registered Public Accounting Firm’s Report	(G)
13.3	Management’s Discussion and Analysis for the year ended December 31, 2018	(G)
23.1	Consent of Independent Registered Public Accounting Firm	(G)
31.1	CEO Section 302 Certification	(G)
31.2	CFO Section 302 Certification	(G)
32.1	CEO and CFO Certification pursuant to Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).	(G)
101	Interactive Data File	(G)

(A)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 24, 2005 and incorporated herein by reference.

(B)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 29, 2012 and incorporated herein by reference.

(C)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 27, 2015 and incorporated herein by reference.

(D)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2016 and incorporated herein by reference.

(E)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 30, 2017 and incorporated herein by reference.

(F)	Previously filed as an exhibit to Cascades Inc.’s Annual Report on Form 40-F, filed on March 29, 2018 and incorporated herein by reference.

(G)	Filed herewith.